Tiger Oil and Energy, Inc.

720 Indian Creek Lane, Ste 201

Las Vegas, NV 89149

March 2, 2012

United States Securities and Exchange Commission

Division of Corporate Finance

Attn: Pamela Long, Assistant Director

Craig E. Slivka

Washington, D.C. 20549

RE:    Tiger Oil and Energy, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed January 30, 2010

File No. 333-171200

Form 10-K/A for the fiscal year ended December 31, 2010

Filed January 23, 2012

File No. 000-53241

Current Report on Form 8-K/A

Filed February 2, 2012

File No. 000-53241

Dear Ms. Long, et al:

We have reviewed the comments from your letter dated February 14, 2012, and have formulated responses as outlined below. Please feel free to contact us at your convenience should additional explanation and/or clarification be required.

Amendment No. 4 to Form S-1 filed January 30, 2012

Fee Table

1.	Please revise the fee table on the facing page of the registration statement to state the correct proposed maximum offering price.

COMPANY RESPONSE: The fee table has been revised to state the correct maximum offering price (from $856,190,970 to $856,191), pursuant to the Commission’s request.

Cover Page of Prospectus

2.	Please revise to update your “Subject to Completion” prospectus date to match the date of your prospectus.

COMPANY RESPONSE: The “Subject to Completion” prospectus date has been corrected so as to match the date of our prospectus.

Executive Compensation, page 28

3.	We note that the amounts in the table differ from the disclosure in your amended Form 10-K filed on January 23, 2012. Please revise your table accordingly. Also, please revise your table to also include compensation information for the fiscal year ended 2011. See Item 402(n)(1) and Instruction A to Item 402(n) of Regulation S-K.

COMPANY RESPONSE: The figures in the Executive Compensation Table have been revised so as to agree with the disclosure in our amended Form 10-K,pursuant to the Commission’s request. In addition, the Company has revised the table in the S-1/A so as to include compensation information for the fiscal year ended 2011.

4.	Please include director compensation in a separate table. See Item 402(k) of Regulation S-K. Please also comply with this comment in future filings of your Form 10-K.

COMPANY RESPONSE: The Company has revised its presentation so as to present director compensation in a separate table from executive compensation.

Form 10-K/A for the Year Ended December 31, 2010 filed January 23, 2012

General

5.	Please note, the comments included herein regarding your audit opinion and restatement disclosures, apply equally to the audit opinion and financial statements presented in your Form S-1/A4, filed January 30, 2012, your Form 8-K/A filed February 2, 2012 and your Form 10-K/A filed January 23, 2012.

COMPANY RESPONSE: The Company notes the Commission’s comments regarding our audit opinion and restatement disclosures apply to the Form S-1/A, 8-K/A, and 10-K/A filings.

6.	We note it appears you have filed your amended Form 10-K in EDGAR and your filingindicates your year end is 10/31/2010. Your documents continue to indicate your fiscal year end is December 31. Please indicate the proper year end when filing your next amendment.

COMPANY RESPONSE: The Company has indicated correct our year-end of December 31 when filing this amendment to the 10K.

7.	Please include updated certifications with your next amendment.

COMPANY RESPONSE: The Company has included updated certifications with the current amendment.

Item 1 - Business

8.	In future filings, please revise your filing to include all of the disclosures required by Item 101(h)(4)(i)-(xii) of Regulation S-K. Please note that your description in this section should contain the same information as your Description of Business and Property disclosure in your Form S-1. For example, we note that you have not provided any disclosure about your projects, your competition and competitive position, and the effect of government regulations on your business.

COMPANY RESPONSE: The Company will revise its future filings so as to include all of the disclosures required by Item 101(h)(4)(i)-(xii) of Regulation S-K. The Company will provide description in this section containing the same information as your Description of Business and Property disclosure in our Form S-1, pursuant to the Commission’s request.

Report of Independent Registered Public Accounting Firm

9.	It appears you have revised your financial statements to write-off your investment in certain oil and gas properties. Please obtain an audit opinion which includes an explanatory paragraph addressing the restatement.

COMPANY RESPONSE: The Company has obtained an audit opinion with an explanatory paragraph addressing the restatement, and such report has been included in our 10-K/A.

Financial Statements

General

10.	It appears that certain details of various footnote information is blacked-out in your amended Form 10-K. Please file an amended document that includes all details included in your footnotes.

COMPANY RESPONSE: The Company has re-submitted its filing with the footnote information visible.

11.	It appears you have restated your financial statements to write off certain oil and gas properties. Please refer to ASC 250-10-50-7 for guidance regarding disclosure requirements for your restatement. We would expect you to present a separate audited footnote to your financial statements, disclosing the “Amounts as previously reported”, the “Adjustments”, and the “Amounts as Restated”. This footnote should also be referred to in a separate paragraph in the auditor’s report.

COMPANY RESPONSE: The Company has included a Restatement footnote pursuant to ASC 250-10-50-7 with its amended filing.

/s/ Ken Liebscher

President, CEO